Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

[CHINA EASTERN AIRLINES CORPORATION LIMITED LOGO]

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 670)

PURCHASE OF SIXTEEN BOEING 737 NG SERIES AIRCRAFT
MAJOR TRANSACTION

On 10th April, 2006, the Company entered into the Agreement with Boeing Company regarding the purchase of sixteen Boeing 737 NG series aircraft (with engines).

The Agreement constitutes a major transaction of the Company under the Listing Rules and is subject to shareholders’ approval. Since the Agreement and the 2005 Boeing 737 Aircraft Purchase will form part of the same series of transactions between the Company and Boeing Company involving purchases of Boeing 737 NG series aircraft comprised under one framework agreement, they will be treated as if they were one transaction pursuant to Listing Rule 14.22. Nonetheless, the Agreement, even if aggregated with the 2005 Boeing 737 Aircraft Purchase, will still be classified as a major transaction of the Company under Chapter 14 of the Listing Rules.

CEA Holding, which holds approximately 61.64% of the issued share capital of the Company, does not have any interest or benefit under the Agreement not available to the other shareholders of the Company. No shareholder (including CEA Holding) would be required to abstain from voting at any shareholders’ general meeting, if convened, to approve the Agreement. The Agreement has accordingly been approved in writing by CEA Holding pursuant to Rule 14.44 of the Listing Rules, and no general meeting is required to be convened.

The Company will issue and despatch to its shareholders a circular combined to contain the information required under the relevant Listing Rules in relation to both the Agreement and the 2005 Boeing 737 Aircraft Purchase.

An announcement similar to this announcement is being published simultaneously in Shanghai.

THE AGREEMENT

On 10th April, 2006, the Company entered into the Agreement with Boeing Company regarding the purchase of the Aircraft in accordance with the terms and conditions thereof.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiry, Boeing Company and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

Aircraft to be acquired: The Aircraft (i.e. sixteen Boeing 737 NG series aircraft (with engines))

Consideration: The aircraft basic price of the Aircraft in aggregate is approximately US$924 million based on the relevant price catalog (July 2005). Such aircraft basic price comprises the airframe price (which is subject to price escalation by applying a formula), optional features prices and engine price. The Agreement was negotiated and entered into in accordance with customary business and industry practice, under which Boeing Company has granted to the Company significant price concessions with regard to the Aircraft. These will take the form of credit memoranda which may be used by the Company towards the purchase of the Aircraft or spare parts, goods and services or may be used towards the final delivery invoice payment of the Aircraft. Such credit memoranda were determined after arm’s length negotiations between the parties and as a result, the actual consideration for the Aircraft is lower than the aircraft basic price of the Aircraft mentioned above. Based on such actual consideration under the Agreement, the relevant “percentage ratio” calculated under Rule 14.07 of the Listing Rules at the material time exceeds 25% but is less than 100%. The Agreement therefore constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange. The Company will make an application to the Stock Exchange for a waiver from strict compliance with Listing Rule 14.58(4) in respect of the disclosure of the actual consideration for the Aircraft.

Taking into account all the factors relating to the purchase of aircraft by the Company, including the market conditions, and the type, number and delivery schedule of aircraft being purchased, the Company considers that the extent of the price concessions granted to the Company under the Agreement is comparable to that of the price concessions that the Company had obtained under its agreement entered into in December 2004 with Boeing Company regarding the purchase of certain Boeing 737 aircraft (the “2004 Boeing 737 Aircraft Purchase”). The Company believes that there is no material difference between the effect of the price concessions obtained under the Agreement and that under the 2004 Boeing 737 Aircraft Purchase on the Company’s operating costs taken as a whole.

Payment terms and source of funding: The consideration under the Agreement is payable by cash in United States dollars in instalments, and is, as currently contemplated, being funded principally by way of bank loans from banking institutions.

Delivery: The Aircraft are expected to be delivered between around March 2009 and September 2010.

Condition precedent: The Agreement is conditional upon the relevant approval(s) to be obtained from [CHINESE CHARACTERS] (National Development and Reform Commission of the People’s Republic of China).

GENERAL

The Company and Boeing Company: The Company is principally engaged in the business of civil aviation.

Boeing Company, to the knowledge of the Directors, is a company incorporated in the State of Delaware of the United States of America and is principally engaged in the business of aircraft manufacturing.

Reasons for entering into the Agreement and benefits expected to accrue to the Company: The Company expects that the Aircraft will be introduced to satisfy the increasing demand in the domestic short to middle range passenger air-routes. It is also believed that the transaction will enhance the Company’s market share and competitiveness in the market segment serving short to middle range air-routes, thereby improving its aviation network coverage and profitability. By utilising these advanced Aircraft, the Company will be able to provide safer and better quality services to domestic and international passengers.

As mentioned above, the consideration is being funded principally by way of financial arrangements with banking institutions. The transaction may therefore result in an increase in the Company’s debt-to-equity ratio. The expected amount of cash outflow required from the Company in 2006 for performance of the Agreement would, as currently anticipated, be less than 5% of the amount of the Company’s total cash outflow made for the financial year of 2005, and the transaction is not expected to impact on the Company’s cash-flow position or its business operations.

The Directors believe that the terms of the Agreement are fair and reasonable and in the interests of the Company’s shareholders as a whole.

Major transaction : As mentioned above, the Agreement constitutes a major transaction of the Company under the Listing Rules and is subject to shareholders’ approval. Since the Agreement and the 2005 Boeing 737 Aircraft Purchase will form part of the same series of transactions between the Company and Boeing Company involving purchases of Boeing 737 NG series aircraft comprised under one framework agreement, they will be treated as if they were one transaction pursuant to Listing Rule 14.22. Nonetheless, the Agreement, even if aggregated with the 2005 Boeing 737 Aircraft Purchase, will still be classified as a major transaction of the Company under Chapter 14 of the Listing Rules.

CEA Holding, a PRC State-owned airlines group company which holds approximately 61.64% of the issued share capital of the Company, does not have any interest or benefit under the Agreement not available to the other shareholders of the Company. No shareholder (including CEA Holding) would be required to abstain from voting at any shareholders’ general meeting, if convened, to approve the Agreement.

The Agreement has accordingly been approved in writing by CEA Holding pursuant to Rule 14.44 of the Listing Rules, and no general meeting is required to be convened.

The Company will issue and despatch to its shareholders a circular combined to contain the information required under the relevant Listing Rules in relation to both the Agreement and the 2005 Boeing 737 Aircraft Purchase.

An announcement similar to this announcement is being published simultaneously in Shanghai.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“2005 Boeing 737 Aircraft Purchase” means the agreement entered into on 20th December, 2005 by the Company with Boeing Company regarding the purchase of four Boeing 737 NG series aircraft (with engines), and the transactions thereunder;

“Agreement” means the agreement entered into on 10th April, 2006 by the Company with Boeing Company regarding the purchase of the Aircraft;

“Aircraft” means sixteen Boeing 737 NG series aircraft (with engines);

“Boeing Company” means Boeing Company, a company incorporated in the State of Delaware of the United States of America;

“CEA Holding” means [CHINESE CHARACTERS] (China Eastern Air Holding Company), a wholly PRC State-owned enterprise and the controlling shareholder of the Company holding approximately 61.64% of its issued share capital;

“Company” means [CHINESE CHARACTERS] (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Directors” means the directors of the Company;

“Hong Kong” means the Hong Kong Special Administrative Region of the PRC;

“Listing Rules” means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC” means the People’s Republic of China;

“Stock Exchange” means The Stock Exchange of Hong Kong Limited; and

“US$” means United States dollar, the lawful currency of the United States of America.

By order of the board of the Directors

CHINA EASTERN AIRLINES CORPORATION LIMITED

Luo Zhuping

Director and Company Secretary

The Directors as at the date of this announcement are:
Li Fenghua (Chairman, Executive Director)
Luo Chaogeng (President, Executive Director)
Cao Jianxiong (Non-executive Director)
Wan Mingwu (Vice President, Executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping (Executive Director)
Hu Honggao (Independent non-executive Director)
Peter Lok (Independent non-executive Director)
Wu Baiwang (Independent non-executive Director)
Zhou Ruijin (Independent non-executive Director)
Xie Rong (Independent non-executive Director)

Shanghai, the PRC
10th April, 2006